

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 9, 2012

<u>Via Email</u>
Mr. Mr. Zenji Miura
Chief Financial Officer
Ricoh Company, Ltd.
13-1, Ginza 8-chome
Chuo-ku, Tokyo 104-8222
Japan

> **Re: Ricoh Company, Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed June 30, 2011**
> **Response Letter dated March 5, 2012**
> **File No. 002-68279**

Dear Mr. Miura:

We have reviewed your letter dated March 5, 2012 have the following additional comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2011</u>

<u>Index to Consolidated Financial Statements, page F-1</u>

<u>Note 20. Segment Information, page F-51</u>

1.   We note your response to prior comment 5. Please revise future filings to provide the disclosures required by FASB ASC 280-10-50-41(a), including separate disclosure of material revenues attributed to an individual foreign country.

You may contact me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief